# FORM SE
## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
## BY ELECTRONIC FILERS

**Citigroup Mortgage Loan Trust Inc.**
Exact Name of Registrant as Specified in Charter

**0001257102**
Registrant CIK Number

**Form 8-K, May 2, 2005, Series 2005-HE1**
Electronic Report, Schedule or Registration
Statement of Which the Documents Are a Part
(give period of report)

**333-124036**
SEC File Number, if available

---

Name of Person Filing the Document
(If Other than the Registrant)

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 28, 2005

CITIGROUP MORTGAGE LOAN TRUST INC.

By: /s/

Name:

Title:

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Computational Materials | P* |

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

# Breakeven Analysis for CMLT 05-HE1 -1st $ Loss

**Assumptions:**
1. Used Libor Forwards as of 04/18/05
2. Loss Severity of 50%
3. 12 month Lag
4. Price is 100
5. Settle date is 05/10/05
6. Stepdown Fail
8. Run to Maturity
9. Defaults outside of prepay
10 BEs are disclosed without prin payback

**M-4**

|  | PPV 75 | PPV 100 | PPV 125 |
|---|---|---|---|
| Breakeven Rate | 10.3 | 10.7 | 11.2 |
| Coll Loss(%) | 15.7 | 13.1 | 11.3 |
| WAL | 14.2 | 11.4 | 9.2 |
| Yield | 5.8 | 5.7 | 5.6 |

**fwd+100**

**M-4**

|  | PPV 75 | PPV 100 | PPV 125 |
|---|---|---|---|
| Breakeven Rate | 9.3 | 9.6 | 10.2 |
| Coll Loss(%) | 14.6 | 12.0 | 10.4 |
| WAL | 14.7 | 11.7 | 9.4 |
| Yield | 6.8 | 6.7 | 6.6 |

**fwd+200**

**M-4**

|  | PPV 75 | PPV 100 | PPV 125 |
|---|---|---|---|
| Breakeven Rate | 8.1 | 8.5 | 9.1 |
| Coll Loss(%) | 13.2 | 10.8 | 9.4 |
| WAL | 15.1 | 12.0 | 9.6 |
| Yield | 7.9 | 7.8 | 7.7 |

**fwd+300**

**M-4**

|  | PPV 75 | PPV 100 | PPV 125 |
|---|---|---|---|
| Breakeven Rate | 6.9 | 7.4 | 8.2 |
| Coll Loss(%) | 11.6 | 9.7 | 8.6 |
| WAL | 15.6 | 12.2 | 9.8 |
| Yield | 8.9 | 8.8 | 8.7 |

# Breakeven Analysis for CMLT 05 HE1 -1st $ Loss

**Assumptions:**

1. Used Libor Forwards as of 04/18/05
2. Loss Severity -shown on each case
3. 12 month Lag
4. Price is 100
5. Settle date is 05/10/05
6. Stepdown Fail
7. Run to Maturity
8 defaults outside of prepay.

| | | | | | |
|---|---|---|---|---|---|
| | | m-5 | m-5 | m-5 | m-5 |
| severity | | 45 | 45 | 55 | 55 |
| fwd stress | | fwd | fwd+200 | fwd | fwd+200 |
| | Breakeven SDA | 2761.8 | 2129.8 | 2210.1 | 1715.6 |
| | WAL | 11.6 | 12.5 | 12.2 | 12.9 |
| | PRINC WINDOW | 111-205 | 119-223 | 118-205 | 125-222 |
| | Coll Loss (%) | 11.4 | 9.3 | 11.7 | 9.5 |
| | | | | | |
| | | m-7 | m-7 | m-7 | m-7 |
| severity | | 45 | 45 | 55 | 55 |
| fwd stress | | fwd | fwd+200 | fwd | fwd+200 |
| | Breakeven SDA | 2161.1 | 1592.4 | 1746.4 | 1294.2 |
| | WAL | 13.4 | 14.4 | 13.8 | 14.7 |
| | PRINC WINDOW | 133-222 | 142-310 | 139-220 | 146-282 |
| | Coll Loss (%) | 9.4 | 7.3 | 9.6 | 7.4 |

# Breakeven Analysis for CMLT 05 HE1 -1st $ Loss

**Assumptions:**

1. Used Libor Forwards as of 04/18/05
2. Loss Severity of 60%
3. 6 month Lag
4. Price is 100
5. Settle date is 05/10/05
6. Stepdown Fail
8. Run to Maturity

**FWDS**

| | | M-6 | M-7 | M-8 | M-9 |
|---|---|---|---|---|---|
| Breakeven Rate | | 7.33 | 6.63 | 6.01 | 5.43 |
| Coll Loss($) | | 95390369.75 | 87518776.19 | 80356645.46 | 73488182.06 |
| Coll Loss(%) | | 11.50 | 10.55 | 9.68 | 8.86 |
| Bond Loss($) | | 0.00 | 0.00 | 0.00 | 0.00 |
| Bond Loss(%) | | 0.00 | 0.00 | 0.00 | 0.00 |
| WAL | | 12.84 | 13.48 | 13.88 | 13.49 |

**FWDS +200**

| | | M-6 | M-7 | M-8 | M-9 |
|---|---|---|---|---|---|
| Breakeven Rate | | 5.20 | 4.54 | 4.00 | 3.06 |
| Coll Loss($) | | 70781553.52 | 62676095.26 | 55871464.76 | 43636926.59 |
| Coll Loss(%) | | 8.53 | 7.55 | 6.73 | 5.26 |
| Bond Loss($) | | 0.00 | 0.00 | 0.00 | 0.00 |
| Bond Loss(%) | | 0.00 | 0.00 | 0.00 | 0.00 |
| WAL | | 13.57 | 14.25 | 14.47 | 11.38 |

PPV 100
CDR 5
Lag 6
Settle 5/10/2005
Serv ADW
NOTE: POST CALL DATES ARE SHADED

G ARM = 150
G FIX = 050
Settle 5/10/2005
lib1m = 2.99 / lib6 = 3.32
NOTE: POST CALL DATES ARE SHADED

| Per | XS SPREAD | | | | APC | | | |
| | FWD @ 50 Sev | FWD @ 60 Sev | FWD +200 @ 50 Sev | FWD + 200 @ 60 Sev | GROUP 1 | GROUP 2 | GROUP 3 | SUB |
|---|---|---|---|---|---|---|---|---|
| 1 | 1.64 | 1.64 | 0.13 | 0.13 | 4.33 | 4.36 | 4.33 | 4.33 |
| 2 | 3.24 | 3.24 | 1.29 | 1.29 | 6.63 | 6.69 | 6.64 | 6.65 |
| 3 | 3.00 | 3.00 | 1.00 | 1.00 | 6.42 | 6.47 | 6.43 | 6.43 |
| 4 | 2.88 | 2.88 | 0.89 | 0.89 | 6.42 | 6.48 | 6.43 | 6.44 |
| 5 | 2.88 | 2.88 | 0.95 | 0.95 | 6.63 | 6.69 | 6.65 | 6.65 |
| 6 | 2.64 | 2.64 | 0.67 | 0.67 | 6.41 | 6.48 | 6.44 | 6.44 |
| 7 | 2.66 | 2.66 | 0.75 | 0.75 | 6.63 | 6.7 | 6.66 | 6.66 |
| 8 | 2.45 | 2.45 | 0.49 | 0.48 | 6.41 | 6.49 | 6.46 | 6.45 |
| 9 | 2.40 | 2.40 | 0.44 | 0.44 | 6.41 | 6.5 | 6.47 | 6.46 |
| 10 | 2.81 | 2.81 | 0.98 | 0.97 | 7.1 | 7.2 | 7.17 | 7.16 |
| 11 | 2.39 | 2.39 | 0.42 | 0.40 | 6.41 | 6.51 | 6.49 | 6.47 |
| 12 | 2.49 | 2.48 | 0.55 | 0.53 | 6.64 | 6.73 | 6.72 | 6.7 |
| 13 | 2.27 | 2.26 | 0.30 | 0.27 | 6.42 | 6.52 | 6.51 | 6.49 |
| 14 | 2.34 | 2.32 | 0.39 | 0.37 | 6.64 | 6.75 | 6.74 | 6.71 |
| 15 | 2.14 | 2.12 | 0.17 | 0.15 | 6.43 | 6.54 | 6.53 | 6.51 |
| 16 | 2.11 | 2.09 | 0.14 | 0.11 | 6.43 | 6.54 | 6.55 | 6.51 |
| 17 | 2.23 | 2.21 | 0.27 | 0.24 | 6.66 | 6.77 | 6.78 | 6.74 |
| 18 | 2.17 | 2.14 | 0.15 | 0.15 | 6.66 | 6.57 | 6.62 | 6.62 |
| 19 | 2.35 | 2.32 | 0.34 | 0.34 | 7.11 | 6.81 | 6.85 | 6.91 |
| 20 | 2.15 | 2.11 | 0.13 | 0.14 | 6.82 | 6.59 | 6.64 | 6.68 |
| 21 | 2.11 | 2.07 | 0.11 | 0.12 | 6.77 | 6.6 | 6.65 | 6.67 |
| 22 | 2.61 | 2.57 | 0.70 | 0.71 | 7.47 | 7.38 | 7.42 | 7.43 |
| 23 | 3.54 | 3.49 | 1.40 | 1.42 | 6.81 | 8.17 | 8.24 | 7.84 |
| 24 | 3.99 | 3.93 | 1.91 | 1.94 | 7.92 | 8.5 | 8.53 | 8.36 |
| 25 | 3.83 | 3.77 | 1.68 | 1.71 | 7.61 | 8.18 | 8.24 | 8.05 |
| 26 | 3.95 | 3.88 | 1.86 | 1.89 | 7.81 | 8.39 | 8.49 | 8.29 |
| 27 | 3.77 | 3.69 | 1.61 | 1.64 | 7.51 | 8.11 | 8.22 | 8 |
| 28 | 3.76 | 3.67 | 1.60 | 1.63 | 7.5 | 8.1 | 8.21 | 7.99 |
| 29 | 4.33 | 4.24 | 2.29 | 2.32 | 7.73 | 8.45 | 8.56 | 8.31 |
| 30 | 4.31 | 4.21 | 2.24 | 2.27 | 7.56 | 8.16 | 8.29 | 8.06 |
| 31 | 4.47 | 4.37 | 2.50 | 2.53 | 7.84 | 8.42 | 8.56 | 8.33 |
| 32 | 4.29 | 4.18 | 2.23 | 2.27 | 7.57 | 8.14 | 8.28 | 8.06 |
| 33 | 4.27 | 4.16 | 2.21 | 2.26 | 7.55 | 8.13 | 8.27 | 8.05 |
| 34 | 4.60 | 4.48 | 2.69 | 2.73 | 8.05 | 8.68 | 8.84 | 8.59 |
| 35 | 4.43 | 4.30 | 2.69 | 2.74 | 7.52 | 8.11 | 8.28 | 8.04 |
| 36 | 4.64 | 4.50 | 3.08 | 3.12 | 7.77 | 8.38 | 8.56 | 8.31 |
| 37 | 4.47 | 4.32 | 2.86 | 2.91 | 7.51 | 8.1 | 8.27 | 8.04 |
| 38 | 4.62 | 4.47 | 3.06 | 3.11 | 7.74 | 8.36 | 8.54 | 8.3 |
| 39 | 4.44 | 4.27 | 2.79 | 2.85 | 7.47 | 8.07 | 8.26 | 8.02 |
| 40 | 4.43 | 4.25 | 2.77 | 2.83 | 7.45 | 8.06 | 8.53 | 8.01 |
| 41 | 4.63 | 4.45 | 3.43 | 3.49 | 7.68 | 8.32 | 8.25 | 8.27 |
| 42 | 4.47 | 4.28 | 3.29 | 3.36 | 7.42 | 8.03 | 8.52 | 7.99 |
| 43 | 4.62 | 4.43 | 3.52 | 3.58 | 7.65 | 8.29 | 8.24 | 8.25 |
| 44 | 4.43 | 4.23 | 3.24 | 3.30 | 7.39 | 8.01 | 8.51 | 7.97 |
| 45 | 4.41 | 4.21 | 3.22 | 3.28 | 7.37 | 8 | 8.23 | 7.96 |
| 46 | 4.90 | 4.72 | 3.93 | 3.99 | 8.14 | 8.84 | 9.11 | 8.81 |

| | A | B | C | D | E | F | G | H | I | J |
|---|---|---|---|---|---|---|---|---|---|---|
| 58 | 47 | 4.43 | 4.21 | 3.38 | 3.44 | | 7.34 | 7.97 | 8.22 | 7.94 |
| 59 | 48 | 4.60 | 4.38 | 3.65 | 3.71 | | 7.56 | 8.23 | 8.49 | 8.2 |
| 60 | 49 | 4.42 | 4.19 | 3.39 | 3.45 | | 7.3 | 7.95 | 8.21 | 7.93 |
| 61 | 50 | 4.57 | 4.35 | 3.60 | 3.66 | | 7.53 | 8.2 | 8.48 | 8.18 |
| 62 | 51 | 4.39 | 4.15 | 3.33 | 3.38 | | 7.27 | 7.92 | 8.2 | 7.91 |
| 63 | 52 | 4.38 | 4.14 | 3.30 | 3.35 | | 7.26 | 7.91 | 8.2 | 7.9 |
| 64 | 53 | 4.57 | 4.33 | 3.56 | 3.61 | | 7.48 | 8.17 | 8.46 | 8.15 |
| 65 | 54 | 4.40 | 4.15 | 3.31 | 3.35 | | 7.23 | 7.89 | 8.19 | 7.88 |
| 66 | 55 | 4.56 | 4.31 | 3.54 | 3.59 | | 7.45 | 8.14 | 8.46 | 8.14 |
| 67 | 56 | 4.39 | 4.12 | 3.27 | 3.31 | | 7.2 | 7.87 | 8.18 | 7.87 |
| 68 | 57 | 4.38 | 4.10 | 3.24 | 3.29 | | 7.18 | 7.86 | 8.17 | 7.86 |
| 69 | 58 | 4.88 | 4.63 | 3.97 | 4.01 | | 7.94 | 8.69 | 9.05 | 8.69 |
| 70 | 59 | 4.44 | 4.15 | 3.26 | 3.30 | | 7.16 | 7.85 | 8.18 | 7.86 |
| 71 | 60 | 4.64 | 4.35 | 3.53 | 3.57 | | 7.39 | 8.11 | 8.46 | 8.12 |
| 72 | 61 | 4.46 | 4.16 | 3.25 | 3.28 | | 7.14 | 7.84 | 8.18 | 7.85 |
| 73 | 62 | 4.63 | 4.32 | 3.47 | 3.51 | | 7.36 | 8.09 | 8.45 | 8.1 |
| 74 | 63 | 4.46 | 4.13 | 3.19 | 3.22 | | 7.11 | 7.82 | 8.17 | 7.83 |
| 75 | 64 | 4.46 | 4.12 | 3.16 | 3.19 | | 7.1 | 7.81 | 8.17 | 7.82 |
| 76 | 65 | 4.67 | 4.33 | 3.41 | 3.44 | | 7.32 | 8.06 | 8.44 | 8.08 |
| 77 | 66 | 4.51 | 4.15 | 3.14 | 3.17 | | 7.08 | 7.79 | 8.16 | 7.81 |
| 78 | 67 | 4.69 | 4.33 | 3.37 | 3.40 | | 7.3 | 8.04 | 8.43 | 8.06 |
| 79 | 68 | 4.52 | 4.14 | 3.09 | 3.11 | | 7.05 | 7.77 | 8.15 | 7.8 |
| 80 | 69 | 4.52 | 4.13 | 3.06 | 3.08 | | 7.04 | 7.76 | 8.15 | 7.79 |
| 81 | 70 | 5.03 | 4.67 | 3.82 | 3.83 | | 7.78 | 8.59 | 9.02 | 8.62 |
| 82 | 71 | 4.56 | 4.15 | 3.04 | 3.04 | | 7.02 | 7.75 | 8.14 | 7.78 |
| 83 | 72 | | | | | | 7.24 | 7.73 | 8.14 | 7.77 |
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# Breakeven Analysis for CMLT 05-HE1 -1st $ Loss

**Assumptions:**
1. Used Libor Forwards as of 04/18/05
2. Loss Severity of 60%
3. 12 month Lag
5. Settle date is 05/10/05
6. Stepdown Fail
8. Run to Maturity
9. Defaults outside of prepay

## M-2

|  | C | D | E | F | G |
|---|---|---|---|---|---|
| ARMS CPR | 40 | 55 | 30 | 55 | 55 |
| FIXED HEP | 23 | 35 | 15 | 15 | 35 |
|  | fwd+200 | fwd+200 | fwd+200 | fwd+300 | fwd-100 |
| Breakeven CDR | 15.0 | 20.4 | 12.2 | 16.2 | 23.0 |
| WAL | 7.7 | 5.2 | 10.6 | 7.8 | 5.0 |
| MOD DURN | 5.8 | 4.2 | 7.2 | 5.5 | 4.5 |
| COLL LOSS (%) | 16.2 | 15.1 | 17.8 | 14.7 | 16.7 |

## M-3

|  | C | D | E | F | G |
|---|---|---|---|---|---|
| ARMS CPR | 40 | 55 | 30 | 55 | 55 |
| FIXED HEP | 23 | 35 | 15 | 15 | 35 |
|  | fwd+200 | fwd+200 | fwd+200 | fwd+300 | fwd-100 |
| Breakeven CDR | 9.2 | 12.1 | 7.9 | 9.0 | 14.5 |
| WAL | 7.4 | 5.0 | 10.2 | 7.9 | 4.8 |
| MOD DURN | 5.6 | 4.1 | 7.0 | 5.5 | 4.3 |
| COLL LOSS (%) | 10.9 | 9.7 | 12.7 | 9.2 | 11.3 |

## M-4

|  | C | D | E | F | G |
|---|---|---|---|---|---|
| ARMS CPR | 40 | 55 | 30 | 55 | 55 |
| FIXED HEP | 23 | 35 | 15 | 15 | 35 |
|  | fwd+200 | fwd+200 | fwd+200 | fwd+300 | fwd-100 |
| Breakeven CDR | 7.8 | 10.0 | 6.8 | 7.3 | 12.3 |
| WAL | 10.5 | 7.0 | 14.1 | 12.9 | 6.8 |
| MOD DURN | 7.1 | 5.3 | 8.5 | 7.6 | 5.8 |
| COLL LOSS (%) | 9.4 | 8.1 | 11.2 | 7.7 | 9.8 |

## M-5

|  | C | D | E | F | G |
|---|---|---|---|---|---|
| ARMS CPR | 40 | 55 | 30 | 55 | 55 |
| FIXED HEP | 23 | 35 | 15 | 15 | 35 |
|  | fwd+200 | fwd+200 | fwd+200 | fwd+300 | fwd-100 |
| Breakeven CDR | 6.4 | 8.0 | 5.7 | 5.7 | 10.3 |
| WAL | 11.0 | 7.4 | 14.8 | 13.9 | 7.1 |
| MOD DURN | 7.1 | 5.4 | 8.4 | 7.8 | 5.9 |
| COLL LOSS (%) | 7.9 | 6.6 | 9.7 | 6.2 | 8.3 |

| | A | B | C | D | E | F | G |
|---|---|---|---|---|---|---|---|
| 53 | | | | | | | |
| 54 | M-6 | ARMS CPR | 40 | 55 | 30 | 55 | 55 |
| 55 | | FIXED HEP | 23 | 35 | 15 | 15 | 35 |
| 56 | | | fwd+200 | fwd+200 | fwd+200 | fwd+300 | fwd-100 |
| 57 | | | | | | | |
| 58 | | | | | | | |
| 59 | | Breakeven CDR | 5.3 | 6.5 | 4.9 | 4.5 | 8.7 |
| 60 | | WAL | 11.8 | 7.9 | 15.7 | 15.1 | 7.7 |
| 61 | | MOD DURN | 7.4 | 5.7 | 8.6 | 8.1 | 6.2 |
| 62 | | COLL LOSS (%) | 6.7 | 5.4 | 8.6 | 5.1 | 7.2 |
| 63 | | | | | | | |
| 64 | M-7 | ARMS CPR | 40 | 55 | 30 | 55 | 55 |
| 65 | | FIXED HEP | 23 | 35 | 15 | 15 | 35 |
| 66 | | | fwd+200 | fwd+200 | fwd+200 | fwd+300 | fwd-100 |
| 67 | | | | | | | |
| 68 | | | | | | | |
| 69 | | Breakeven CDR | 4.5 | 5.2 | 4.3 | 3.6 | 7.4 |
| 70 | | WAL | 12.5 | 8.4 | 16.4 | 16.1 | 8.1 |
| 71 | | MOD DURN | 7.3 | 5.8 | 8.4 | 8.3 | 6.3 |
| 72 | | COLL LOSS (%) | 5.7 | 4.5 | 7.6 | 4.2 | 6.2 |
| 73 | | | | | | | |
| 74 | M-8 | ARMS CPR | 40 | 55 | 30 | 55 | 55 |
| 75 | | FIXED HEP | 23 | 35 | 15 | 15 | 35 |
| 76 | | | fwd+200 | fwd+200 | fwd+200 | fwd+300 | fwd-100 |
| 77 | | | | | | | |
| 78 | | | | | | | |
| 79 | | Breakeven CDR | 3.7 | 4.1 | 3.8 | 2.8 | 6.3 |
| 80 | | WAL | 13.0 | 8.7 | 16.6 | 16.4 | 8.4 |
| 81 | | MOD DURN | 7.5 | 5.9 | 8.5 | 8.3 | 6.5 |
| 82 | | COLL LOSS (%) | 4.8 | 3.6 | 6.7 | 3.3 | 5.3 |

| | A | B | C | D | E | F | G | H | I |
|---|---|---|---|---|---|---|---|---|---|
| 1 | | | | | | | | | |
| 2 | | Assumptions: | | | | | | | |
| 3 | | 1. Used Libor Forwards as of 04/18/05 | | | NOTE ALL STRESS RUNS ARE FOR CLASS M-7 | | | | |
| 4 | | 2. Loss Severity of 60% | | | THESE TABLES HAVE NOT BEEN AUDITED. | | | | |
| 5 | | 3. 6 month Lag | | | | | | | |
| 6 | | 4. Price is 100 | | | | | | | |
| 7 | | 5. Settle date is 05/10/05 | | | | | | | |
| 8 | | 6. Stepdown Fail | | | | | | | |
| 9 | | 8. Run to Maturity | | | | | | | |
| 10 | | 9. Defaults outside of prepay | | | | | | | |
| 11 | | 10 BEs are disclosed without prin payback | | | | | | | |
| 12 | | | | | | | | | |
| 13 | | | FWD | FWD | FWD | FWD+200 | FWD+200 | FWD+200 | |
| 14 | | | 50 ppv | 100 ppv | 150 ppv | 50 ppv | 100 ppv | 150 ppv | |
| 15 | | | | | | | | | |
| 16 | | BREAKEVEN RATE | 6.8 | 6.6 | 6.8 | 4.8 | 4.5 | 4.6 | |
| 17 | | COLLATERAL LOSS PCT | 18.3 | 10.5 | 7.2 | 14.1 | 7.6 | 5.0 | |

| | A | B | C | D | E | F | G | H | I |
|---|---|---|---|---|---|---|---|---|---|
| 1 | | | | | | | | | |
| 2 | | Assumptions: | | | NOTE ALL STRESS RUNS ARE FOR CLASS M-7 | | | | |
| 3 | | 1. Used Libor Forwards as of 04/18/05 | | | THESE TABLES HAVE NOT BEEN AUDITED. | | | | |
| 4 | | 3. 6 month Lag | | | | | | | |
| 5 | | 4. Price is 100 | | | | | | | |
| 6 | | 5. Settle date is 05/10/05 | | | | | | | |
| 7 | | 6. Stepdown Fail | | | | | | | |
| 8 | | 8. Run to Maturity | | | | | | | |
| 9 | | 9. Defaults outside of prepay | | | | | | | |
| 10 | | 10 BEs are disclosed without prin payback | | | | | | | |
| 11 | | | | | | | | | |
| 12 | | | | | | | | | |
| 13 | | Loss severity | 50 | 60 | 50 | 60 | | | |
| 14 | | CPR =40% | fwd | fw | fwd+200 | fwd+200 | | | |
| 15 | | | | | | | | | |
| 16 | | BREAKEVEN_RATE | 8.7 | 7.2 | 6.3 | 5.2 | | | |
| 17 | | COLLATERAL_LOSS_PCT | 7.6 | 7.7 | 5.6 | 5.7 | | | |
| 18 | | | | | | | | | |

| | A | B | C | D | E | F | G | H | I |
|---|---|---|---|---|---|---|---|---|---|
| 1 | | Assumptions: | | | | | | | |
| 2 | | 1. Used Libor Forwards as of 04/18/05 | | | NOTE ALL STRESS RUNS ARE FOR CLASS M-7 | | | | |
| 3 | | 2. Loss Severity of 50% | | | THESE TABLES HAVE NOT BEEN AUDITED. | | | | |
| 4 | | 3. 6 month Lag | | | | | | | |
| 5 | | 4. Price is 100 | | | | | | | |
| 6 | | 5. Settle date is 05/10/05 | | | | | | | |
| 7 | | 6. Stepdown Fail | | | | | | | |
| 8 | | 8. Run to Maturity | | | | | | | |
| 9 | | 9. Defaults outside of prepay | | | | | | | |
| 10 | | 10 BEs are disclosed without prin payback | | | | | | | |
| 11 | | | | | | | | | |
| 12 | | | FWD | FWD | FWD | FWD+200 | FWD+200 | FWD+200 | |
| 13 | | | 50 ppv | 100 ppv | 150 ppv | 50 ppv | 100 ppv | 150 ppv | |
| 14 | | | | | | | | | |
| 15 | | BREAKEVEN_RATE | 8.1 | 8.0 | 8.2 | 5.8 | 5.5 | 5.5 | |
| 16 | | COLLATERAL_LOSS_PCT | 17.4 | 10.3 | 7.1 | 13.6 | 7.4 | 5.0 | |

|   | A | B | C | D | E | F | G | H | I |
|---|---|---|---|---|---|---|---|---|---|
| 1 |  | Assumptions: |  |  |  | NOTE ALL STRESS RUNS ARE FOR CLASS M-7 |  |  |  |
| 2 |  | 1. Used Libor Forwards as of 04/18/05 |  |  |  | THESE TABLES HAVE NOT BEEN AUDITED. |  |  |  |
| 3 |  | 2. Loss Severity of 50% |  |  |  |  |  |  |  |
| 4 |  | 3. 6 month Lag |  |  |  |  |  |  |  |
| 5 |  | 4. Price is 100 |  |  |  |  |  |  |  |
| 6 |  | 5. Settle date is 05/10/05 |  |  |  |  |  |  |  |
| 7 |  | 6. Stepdown Fail |  |  |  |  |  |  |  |
| 8 |  | 7. Run to Maturity |  |  |  |  |  |  |  |
| 9 |  | 8. Defaults outside of prepay |  |  |  |  |  |  |  |
| 10 |  | 9. BEs are disclosed without prin payback |  |  |  |  |  |  |  |
| 11 |  |  |  |  |  |  |  |  |  |
| 12 |  |  | FWD | FWD | FWD | FWD+200 | FWD+200 | FWD+200 |  |
| 13 |  |  | 50 ppv | 100 ppv | 150 ppv | 50 ppv | 100 ppv | 150 ppv |  |
| 14 |  |  |  |  |  |  |  |  |  |
| 15 |  | BREAKEVEN_RATE | 8.1 | 8.0 | 8.2 | 5.8 | 5.5 | 5.5 |  |
| 16 |  | COLLATERAL_LOSS_PCT | 17.4 | 10.3 | 7.1 | 13.6 | 7.4 | 5.0 |  |